July 26, 2021

VIA EDGAR

Stacie Gorman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Software Acquisition Group Inc. III Registration Statement on Form S-1, as amended File No. 333-253230

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Software Acquisition Group Inc. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on July 28, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 150 copies of the preliminary prospectus dated July 14, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
as representative of the several underwriters

By:	/s/ Tina Pappas
Name:	Tina Pappas
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]